Exhibit 14.1

CEPTON, INC.

CODE OF CONDUCT AND ETHICS

Cepton, Inc. and its subsidiaries (collectively, the “Company”) believe that a strong commitment to high ethical, moral and legal principles in every aspect of the Company’s business is essential for our success. Accordingly, we have adopted this Code of Conduct and Ethics (the “Code”) that is applicable to each of the employees, officers and directors of the Company. We will make this Code available on our website at www.cepton.com and will disclose its availability in our annual report on Form 10-K and in our annual proxy statement.

Each of us is expected to read and abide by this document promptly upon receiving it. No written policy can definitively set forth the appropriate action for all business situations, but this Code is designed to establish basic principles for you to follow. Of course, the use of good judgment, coupled with a high sense of personal integrity, is always the best policy.

This Code should be read in conjunction with other policies applicable to an employee, officer or director of the Company. In addition to the ethical guidelines included in this Code, there are many laws and regulations that affect us in each of the markets where we do business. Each of us must comply with the requirements of all applicable law. If a law conflicts with a policy in this Code, you must comply with the law. Those who violate the law or standards of this Code will be subject to disciplinary action, up to and including immediate dismissal and termination of employment, and may be subject to substantial civil damages and criminal fines. We may also face substantial fines and penalties and may incur damage to our reputation and standing in the community. If you are in a situation which you believe may violate or lead to a violation of this Code, you should ask your supervisor or the Company’s Chief Financial Officer, as the compliance officer for the Company (the “Compliance Officer”), how to handle the situation or follow the guidelines described in Section XVI below.

I.	Personal Responsibilities of Employees, Officers and Directors

Each employee, officer and director must review this Code and sign the Employee Acknowledgment attached to this Code prior to or on his or her start date. All employees, officers and directors must review this Code carefully on an annual basis. All of us are expected to protect and enhance the assets and reputation of the Company. The honesty, integrity, sound judgment and professional and ethical conduct of the Company’s employees, officers and directors is fundamental to the reputation, functioning and success of the Company.

Accordingly, in carrying out our duties, we must:

●	Act with honesty and integrity, including the ethical handling of any actual or apparent conflict of interest between personal and professional relationships;

●	Promote full, fair, accurate, timely and understandable disclosure in the reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;

●	Encourage and reward professional integrity in all aspects of our organization and eliminate barriers to responsible behavior, such as coercion, fear of reprisal or alienation from the Company;

●	Provide for the education of all members of the Company about federal, state and local laws, rules and regulations and any applicable stock exchange rules relevant to the performance of their duties;

●	Comply and take all reasonable actions to cause the Company to comply with applicable governmental laws, rules and regulations and any applicable stock exchange rules;

●	Promptly report violations of this Code, including any violations of governmental laws, rules or regulations, and any applicable stock exchange rules, to the Compliance Officer or any other appropriate person identified in this Code;

●	Ensure accountability for adherence to this Code; and

●	Promote ethical and honest behavior in the workplace.

II.	Conflicts of Interest

A “conflict of interest” exists when a person’s private interests interfere—or appear to interfere—in any way with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it—or appear to make it—difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when an employee, officer or director, or members of his or her family, receives improper personal benefits, including material gifts or favors, as a result of his or her position in the Company. Loans to, or guarantees of obligations of, employees, officers, directors and their family members may create conflicts of interest.

Conflicts of interest may not always be apparent, so if you have a question regarding whether a particular situation is a conflict of interest, you should consult with your supervisor or the Compliance Officer. Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or follow the guidelines described in Section XVI below. Above all, the consistent use of good judgment by employees, officers and directors will help the Company avoid and prevent conflicts of interest.

This Code does not attempt to describe all possible conflicts of interest that could develop, but some of the more common conflicts from which employees, officers and directors must refrain are:

A.	Assisting a Competitor or Competing Against the Company. An obvious conflict of interest is providing assistance to an organization that provides services in competition with the current or proposed services of the Company. Without the consent of the Board of Directors of Cepton, Inc. (the “Board”), employees, officers and employee-directors, during their employment with the Company, may not: (a) work for such an organization as an employee, consultant or member of its board of directors; or (b) have any ownership interest (excluding indirect interests through broad-based mutual funds or similar investment funds in which you exercise no discretion as to the choice of investment), in any enterprise which competes with any business of the Company, except, solely in the case of a publicly-traded company, as a holder of less than one percent (1%) of the publicly traded stock in such a company. For the avoidance of doubt, non-employee directors are not subject to the foregoing restrictions in paragraphs (a) and (b). Such activities are prohibited because they divide your loyalty between the Company and that organization. If you are an employee, officer or employee-director and your investments in such organizations increases to more than the one percent (1%) threshold as specified above, you must promptly report these investments in writing to the Compliance Officer. You may also not market services in competition with the Company’s current or proposed services. It is your responsibility to consult with your supervisor to determine whether any planned activity will compete with any of the Company’s actual or proposed product lines or services before you pursue the activity.

B.	Supplying the Company. Generally, you may not be a supplier, vendor or business partner of the Company or represent or work for a supplier, vendor or business partner of the Company while you work for the Company. In addition, you may not accept money or benefits of any kind for any advice or services you may provide to a supplier, vendor or business partner in connection with its business with the Company, other than in accordance with the policies outlined in Section II. H. and Section IX of this Code.

C.	Someone Close to You Working in the Industry. You may find yourself in a situation where your spouse, another member of your immediate family, or someone else you are close to is employed by a competitor, supplier, vendor or business partner of the Company. Such situations call for extra sensitivity to security, confidentiality and conflicts of interest because the closeness of the relationship might lead you to inadvertently compromise the interests of the Company. There are several factors to consider in assessing such a situation, including the relationship between the Company and the other company, the nature of your responsibilities as a Company employee and those of the person close to you, and the access each of you has to your respective employer’s confidential information. The very appearance of a conflict of interest can create problems, regardless of the behavior of the Company employee involved. You should review your specific situation with your supervisor to assess the nature and extent of any concern and how it can be resolved.

D.	Loans, Guarantees and Other Personal Financial Transactions. The Company will not make any loans to, or guarantee any personal obligations of, employees, officers, directors or their respective family members. You should not enter into any material personal financial transactions with the Company except Company-related corporate transactions (such as a cashless exercise of stock options) or other transactions that have been cleared with the Company’s Chief Executive Officer (the “CEO”) or the Compliance Officer. You also should not obtain a material loan or guarantee of personal obligations from, or enter into any other material personal financial transaction with, any organization which competes with any business of the Company or is a material customer, supplier, vendor or business partner of the Company. This guideline does not prohibit arm’s-length or normal-course transactions with banks, brokerage firms or other financial institutions.

E.	Family or Related Businesses. Potential transactions with family businesses or other businesses in which you participate as an owner, partner, director, officer, employee, consultant or shareholder, and which may create a conflict of interest or may interfere with your duties to the Company must be disclosed in writing to the Compliance Officer for approval. The appearance of favoritism, potential for conflict and likelihood of discouraging other service providers in the future will be considered carefully by the Compliance Officer before the transaction is approved.

F.	Improper Conduct and Activities. You may not engage in any conduct or activities that are inconsistent with the Company’s best interests or that disrupt or impair the Company’s or its clients’ relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

G.	Compensation from Non-Company Sources. You may not accept compensation, in any form, for services performed for the Company from any source other than the Company. This provision is not intended to prevent members of our Board from having outside employment. However, each director must disclose to the Board any current or contemplated outside employment or similar relationships for the purpose of ensuring that no potential conflict of interest exists.

H.	Gifts, Entertainment and Improper Payments. You and members of your family may not request or accept from, or offer, promise or give to, any person or entity dealing or desiring to deal with the Company, any payments, gifts, entertainment, services, travel, lodging, or any other forms of compensation for personal benefit. For these purposes, a “gift” generally does not include articles of nominal value ordinarily used for sales promotion, and “entertainment” does not include ordinary business meals or reasonable entertainment (including tickets for sports, concerts or similar events) considered to be a normal part of a business relationship that is accepted only on a very infrequent basis and that does not detract or have the appearance of detracting from the integrity of the relationship. Participation in entertainment activities should be with a representative of the vendor, supplier or other entity in attendance at the activity. Giving or receiving any payment or gift in the nature of a bribe, kickback or other improper influence is absolutely prohibited.

III.	Responsibilities of the CEO and Senior Financial Officers

In addition to the matters set forth in the remainder of this Code, the CEO and senior financial officers are subject to the following additional specific policies:

A.	Disclosure. The CEO and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports or documents required to be filed by the Company with the SEC. Accordingly, it is the responsibility of the CEO and each senior financial officer to promptly bring to the attention of the Compliance Officer and the Company’s Chief Financial Officer (the “CFO”) and to the Audit Committee any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist the Compliance Officer and the CFO in fulfilling the responsibilities specified in the Company’s applicable policies.

B.	Internal Controls; Fraud. The CEO and each senior financial officer shall promptly bring to the attention of the Compliance Officer and the CFO and to the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design and operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

C.	Code of Conduct. The CEO and each senior financial officer shall promptly bring to the attention of the Compliance Officer and the CFO and to the Audit Committee any information he or she may have concerning any violation of this Code, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosure or internal controls.

D.	Violations. The CEO and each senior financial officer shall promptly bring to the attention of the Compliance Officer and the CFO and to the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of this Code.

IV.	Insider Trading

Employees, officers and directors who have access to confidential information are not permitted to use or share that information for stock trading purposes except in the conduct of our business. All non-public information about the Company, its customers, vendors, suppliers, business partners and other firms the Company may be negotiating major transactions with, should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical, but also illegal. In order to assist in compliance with laws against insider trading, the Company has adopted a specific policy governing employees’, officers’ and directors’ trading in securities of the Company. This insider trading policy has been distributed to every employee, officer and director of the Company. If you have any questions, please consult the Compliance Officer.

V.	Confidentiality; Privacy and Protection of Personally Identifiable Information

Employees, officers and directors must maintain the confidentiality of confidential information (including letters, memos and internal Company documents) entrusted to them by the Company and people with whom the Company interacts, including its vendors, suppliers, business partners and customers, except when disclosure is authorized by the Compliance Officer or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, harmful to the Company and its vendors, suppliers, business partners and customers, or otherwise subject to restrictions on disclosure by law. If an employee, officer or director leaves the Company, he or she must return to the Company all documents containing confidential information of the Company, whether in hard copy or electronic form, including without limitation all reports, information, and other materials relating to the Company’s pipelines and research projects. Employees, officers and directors are prohibited from copying, preserving, falsifying, deleting without authorization, transferring, or sending relevant reports, information, document materials or processes for their personal or other benefit. This prohibition and the obligation to preserve confidential information continues even after employment ends.

In addition, customers and other people with whom the Company comes in contact entrust the Company with their personal information, which is defined as any piece of personally identifiable information, including, but not limited to, such personal information as name, mailing address, e-mail address, phone number, credit card number, driver’s license number, social security number and information about health, race, religious beliefs, etc. The Company collects, processes, uses and retains personal information only in compliance with applicable laws. Employees, directors and officers are responsible for protecting this information both inside and outside of the Company and will do so in accordance with applicable laws, any data protection policies established by the Company and any extra standards required by contract. If personal information is to be transferred outside of any country, check to determine the necessity of a cross-border data transfer agreement. Internally, such information may only be disclosed for business purposes in accordance with applicable privacy laws. Externally, this information may not be disclosed.

VI.	Corporate Opportunities

Employees, officers and directors are prohibited from taking for themselves, personally, opportunities that properly belong to the Company or are discovered through the use of corporate property, information or position without the consent of the Board. No employee, officer or director may use corporate property, information or position for improper personal gain. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

VII.	Books and Records

The Company is a publicly-owned company. As such, the Company relies on the public securities markets for capital to fund our activities. The Company’s books and records are crucial to its business and form the basis of its financial statements and reports and other disclosures to shareholders and the public. Public investors rely upon the quality and integrity of the Company’s financial statements, reports, press releases and other disclosures. Additionally, the Company’s books and records are a source of essential data that guide the business decision-making and strategic planning of the Company. Accordingly, it is imperative that the Company maintain accurate books and records and report its financial results and condition accurately.

A.	Accuracy and Completeness. Each employee, officer and director must do his or her part to ensure that the books of account and financial records of the Company meet the highest standards of accuracy and completeness. This responsibility does not rest exclusively with the Company’s accounting personnel. There is never an acceptable reason to make false or misleading entries. Undisclosed or unrecorded funds, payments or receipts are strictly prohibited. If you have reason to believe that any of the Company’s books and records are not being maintained in an accurate or complete manner, or if you become aware of any breakdown in internal controls or in the Company’s filings or other communications, you are expected to report this immediately to your supervisor, the Company’s compliance and ethics hotline, as will be established by the Company, or to the Compliance Officer or the CFO. Similarly, the Company relies on you to speak up if you ever feel or if you actually are being pressured to destroy documents which would not normally be destroyed, or if you become aware that any misleading, incomplete or false statement was made to an accountant, auditor, attorney or government official in connection with any audit, examination or filing with a government agency, such as the SEC.

B.	Financial Statements and Accounts. All employees who are involved in supplying any kind of supporting documentation, determining account classification or approving transactions will be held responsible for ensuring that transactions are reported accurately, completely and in reasonable detail. All transactions must be recorded appropriately to ensure full accountability for all assets and activities of the Company and to supply the data needed in connection with the preparation of financial statements. Each employee involved in the preparation of the Company’s financial statements must prepare them in accordance with generally accepted accounting principles in the United States (“GAAP”) and other applicable standards and rules, so that the statements fairly and completely reflect the operations and financial condition of the Company.

C.	Payments and Expense Accounts. No payment on behalf of the Company may be approved or made if any part of it is to be used for any purpose other than that described by the supporting documents. All receipts and disbursements must be fully and accurately described in the books and records of the Company and must be supported by appropriate descriptive documentation. Employees should request reimbursement for business-related expenses in strict accordance with the Company’s travel and entertainment policies.

D.	Retention of Documents. Documents and records must be retained for the periods of time specified by the Company. Each employee, officer and director is responsible for understanding and complying with the Company’s document and record retention guidelines. Also, if you are aware of an imminent or ongoing investigation, audit or examination initiated by the Company or any government or regulatory agency, you should retain all documents and records in your custody or control relating to the matter under review, even if the age of the records is beyond the Company’s retention guidelines. Please note that the knowing destruction or deliberate falsification of any document or data in order to impede a governmental or regulatory investigation, audit or examination may be the basis for immediate dismissal and termination of employment and may subject you to prosecution for obstruction of justice. If you are not sure that a document can be destroyed, consult your supervisor or the Compliance Officer.

VIII.	Treatment of Employees

The Company has established comprehensive programs to ensure compliance with labor and employment laws, including equal employment opportunity policies and procedures, safety and health programs, and wage and hour procedures. For further information on particular labor and employment compliance policies, see the applicable sections of the Company’s Employee Handbook or contact the Human Resources Department.

A.	Safety, Health and the Environment. The Company is committed to maintaining a safe work environment by eliminating recognized hazards in the workplace. The Company will, and you are required to, comply with all applicable environmental, health and safety (“EHS”) laws and regulations and with all related Company policies. The Company is committed to maintaining safe workplaces, reducing the environmental impact of our operations and encouraging environmentally sustainable business operations. This also applies to our vendors, suppliers and business partners who acknowledge our standards and commitments. Employees, officers and directors are responsible for adhering to the applicable EHS requirements and for taking the necessary precautions to protect themselves and their colleagues. In addition, you must report to work in a condition suitable for performing your duties, free from the influence of illegal drugs or alcohol. To further your own safety and that of your fellow employees, you are also required to report to your supervisor any unsafe conditions, hazards, broken equipment, accidents, violence and employees visibly under the influence of illegal drugs or alcohol.

B.	Nondiscrimination and Equal Employment Opportunity. The Company is an equal opportunity employer that embraces and values a diverse workforce and pledges to provide equal employment opportunity to all job applicants and employees. We will not tolerate discrimination against applicants or employees based on any protected classification including without limitation their race, religion, color, gender, pregnancy, childbirth, or pregnancy-related conditions, age, marital status, national origin or ancestry, sexual orientation, citizenship status, disability or status as a disabled veteran. We require all employees to refrain from unlawful discrimination in any aspect of employment, including decisions concerning recruitment, hiring, termination, promotions, salary treatment, or any other term, condition or privilege of employment or career development. You must treat all employees, vendors, suppliers, business partners, contractors and customers of the Company and other people with whom we come in contact with respect, dignity and honesty. We will not tolerate the use of discriminatory slurs, or any other remarks, jokes or conduct or other forms of harassment based on race, religion, color, gender, age, marital status, national origin or ancestry, sexual orientation, citizenship status, disability, status as a disabled veteran, or any other protected status.

C.	Sexual and Other Forms of Harassment. The Company’s policy, as well as the applicable laws, strictly prohibits all forms of harassment, violence and threatening behavior in the workplace, including unlawful harassment based on race, religion, color, gender, pregnancy, childbirth, or pregnancy-related conditions, age, marital status, national origin or ancestry, sexual orientation, citizenship status, disability, status as a disabled veteran or any other protected class. This prohibition also applies to the harassment of Company employees by non-employees. Sexual harassment includes linking, either explicitly or implicitly, a person’s submission to, or rejection of, sexual advances to any decision regarding that person’s terms or conditions of employment. It also includes the existence of a sexually abusive or hostile working environment. This can be characterized by unwelcome sexual advances or verbal or physical conduct of a sexual nature. The Company prohibits retaliation against individuals who report suspected violations or who participate in the investigation of any complaints of sexual or other forms of harassment.

D.	Reporting Responsibilities and Procedures. If you believe that you have been subjected to harassment of any kind or any other type of unlawful discrimination, or if you feel retaliated against because of filing a complaint, you should report the matter to your supervisor, the Human Resources Department, the Company’s compliance and ethics hotline, as will be established by the Company, or a corporate officer. Any manager who has knowledge of any incident of sexual or other prohibited forms of harassment is required to report such information to the Human Resources Department or a corporate officer. Complaints of harassment, abuse or discrimination will be taken seriously and investigated immediately and thoroughly by Human Resources. Investigations will be conducted as confidentially as possible. Employees found to have engaged in sexual harassment or any other kind of abusive behavior shall be subject to disciplinary action, which may include termination. However, false accusations of harassment also violate the Company’s policy.

IX.	Business Partner Relations

The Company seeks to do business only with vendors, suppliers and other business partners who conduct business ethically and legally. You must use care and good judgment in selecting and maintaining relationships with all of the Company’s vendors, suppliers and other business partners. Employees, officers or directors who participate in the selection of any vendor, supplier or other business partner must use a selection process that is fair, lawful, does not improperly discriminate, and complies with all Company policies and procedures, and ensure that vendors, suppliers and other business partners are apprised of their obligation to abide by the Company’s standards of business documents.

X.	Computer Use

All Internet, Intranet and e-mail activities are to be conducted for legitimate business purposes only. You acknowledge that, to the extent permitted by the applicable laws, the Company owns and has all rights to monitor, inspect, disclose and expunge all electronic files and records on Company systems, and that you should have no expectation of privacy with respect to all such files and records. Employee use and/or access of all Company computing resources, including computers, mobile phones and tablets, networked services and Internet and e-mail access (including web surfing), must at all times comply with all Company policies (including any policy regarding Internet use as may be set forth in the Company’s Employee Handbook) and applicable laws, including those relating to intellectual property, privacy, defamation (libel and slander) and unfair competition. You are reminded that all on-line, social media and e-mail activities, intentionally or not, are potentially public in nature. We must never act in a way that would bring liability, loss of credibility or embarrassment to the Company. Adhering to these guidelines with respect to computer use is very important, as violation may result in significant civil and even criminal penalties for both you and the Company.

XI.	Intellectual Property

Each employee, officer and director has an obligation to protect the Company’s intellectual property. These “intellectual properties” may not be tangible like our buildings or equipment, but they are among the most valuable of the Company’s assets. Our patents, logos, brand, copyrights, software, know-how and trademarks are examples of the Company’s intellectual property. We protect all of our intellectual property rights — even those that are not patentable or protected by copyright or trademark laws — to the fullest extent permitted by law. In keeping with the Company’s high standards for quality and ethical conduct, each of us must protect the value of the intellectual property of the Company by protecting their confidentiality and safeguarding them from theft, infringement or misuse, including by using Company trademarks and brand resources properly and consistently. Furthermore, all employees, officers and directors shall maintain the secrecy of innovations for which the Company will seek or is seeking patent or trade secret protection. You must advise senior management or the Compliance Officer of infringements by others or if you are unsure about a proposed use of Company intellectual property or any other materials for public dissemination. In addition to the guidelines included in this Code, employees and officers are subject to the obligations provided by any proprietary information and inventions assignment agreements that they may enter into with the Company.

XII.	Protection of Other Company Assets; Proprietary Information

You must endeavor to protect the Company’s assets and property and ensure their efficient use. Our assets include, among other things, our office equipment, technology and information. Theft, carelessness and waste have a direct impact on our profitability. You must use all assets and property of the Company for legitimate business purposes only. You must report any suspected incident of fraud or theft immediately to your supervisor or the Compliance Officer for investigation. If you are an officer or director you must report such fraud or theft to the Board or a committee of the Board.

To protect the security of Company information, the Company reserves the right to restrict personal use of e-mail and Internet services. Such restrictions include website restrictions, size and type of files (for example, photos, music or video), or the dissemination of spam messages. All software used on Company computers must be legal, licensed and in compliance with Company policies. Employees are prohibited from installing any non-compliant software without the authorization of the IT Department.

Your obligation to protect our assets includes the Company’s proprietary information. Proprietary information includes, but is not limited to, business, marketing and strategic plans, research and development strategies, customer and mailing lists, supplier, vendor and business partner names and pricing, records, salary information, intellectual property, information management system, any unpublished financial data and reports and any unique products, processes or information the Company has developed. Unauthorized use or distribution of this information violates this Code and may subject you to civil or criminal penalties.

XIII.	Anti-Bribery and Anti-Corruption and Anti-Money Laundering; Political Contributions

The Company will not tolerate bribery or any form of corruption. Payments or promises to pay something of value to obtain or retain business or otherwise secure an improper advantage must never be made to a government official, employee or parties with whom the Company maintains a business and/or contractual relationship. The Company conducts its business in a manner consistent with foreign corrupt practices and/or any applicable governmental laws, rules and regulations. If you have any questions regarding this policy, you should contact the Compliance Officer.

A.	Payments to Government Officials. The U.S. government has a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer or delivery to any official or employee of the U.S. government of a gift, favor or other gratuity on behalf of the Company, directly or indirectly, in violation of these rules would violate Company policy and could be a criminal offense. Foreign, state and local governments may have similar rules that you must also comply with. Employees, directors and officers may only transact business on behalf of the Company in foreign markets and with foreign government officials in accordance with the Company’s established policies regarding foreign corrupt practices and/or any applicable governmental laws, rules and regulations.

This policy is not intended to curtail your freedom to support political candidates and causes within legal limits, but care should be exercised so that no action by you is perceived as an attempt to influence government decisions in matters affecting the Company. Any personal contribution to any political candidate, party or organization must not be represented as a contribution from the Company, and you should not identify employment by the Company in connection with your individual political activities.

The Company prohibits facilitation payments, which are small value payments made to a government official, in order to secure or speed up the performance of a routine or expected governmental action to which the payer is entitled. All employees are expressly prohibited from offering, promising, accepting, giving, soliciting, receiving or authorizing, a bribe or facilitation payment.

B.	Third-Party Risk. All employees must take reasonable precautions to ensure that all third parties they engage have solid qualifications, charge customary fees, have no apparent conflicts of interest, and are willing to sign a written contract that includes a statement that they will not make payments prohibited by law. Third parties include suppliers, agents, brokers, consultants, and other business partners. All employees should exercise due care in selecting such business partners to ensure they are reputable, honest, and qualified for their roles, and in monitoring their activity once selected. All employees must follow any mandatory due diligence procedures adopted by the Company in regards to third-party intermediaries.

C.	Counterparty Risk. The Company requires the employees to conduct a reasonable level of due diligence on all counterparties and proposed transactions in order to detect risks associated with foreign corrupt practices and/or any applicable governmental laws, rules and regulations. Prior to beginning a relationship with any counterparties, such as vendors, suppliers or business partners, the Company will conduct due diligence checks to identify, among others, the potential involvement of (i) trade controls targets; (ii) embargoed and sanctioned territories; and (iii) any indication of illegal or other illicit activities. Prior to entering into any transactions with new or existing counterparties, the Company will screen the names of any guarantors, intermediaries, or banks involved in the proposed transaction(s) against the applicable trade control lists.

XIV.	Disclosure Obligations and Procedures

The Company’s policy is to release data of public importance, including reports to be filed with the SEC, at the earliest appropriate time consistent with the need to both maintain confidentiality of information before final decisions are made and to avoid endangering the Company’s business through disclosure of information potentially advantageous to competitors. All public statements, oral or written, must be accurate, with no material omissions. Information that could reasonably be expected to have an impact on the market for Company securities may be released only through the Company’s Authorized Spokespersons (as defined in the Company’s Disclosure Policy). All inquiries from financial analysts, media representatives, or financial consultants should also be directed to the Compliance Officer, the Public Relations Department or the CFO. Financial information and results, including projections, forecasts, and forward looking statements, should not be supplied in business proposals, presentations or advertising or presented to the press or released to the media without express prior approval and review by the CFO and the Public Relations Department. For further information on disclosure obligations and procedures, see the Company’s Disclosure Policy.

Social media, such as Twitter, Facebook and LinkedIn, brings opportunities to build conversations and communities, but also carries certain risks. All employees, officers and directors of the Company must therefore engage in social media conduct in a cautious and careful manner and only the Company’s Public Relations Department may represent the Company in social media. In addition, employees may not engage in social media postings that are inconsistent with the Company’s confidentiality policies. The use of any social network, blog or public website to post non-public information related to the Company is prohibited without the Company’s authorization.

XV.	Amendments and Waivers of this Code

From time to time, the Company may amend certain provisions of this Code. Waivers of this Code for executive officers and directors of the Company must be granted by the Board. Waivers of this Code for all other employees of the Company may be granted only by the Board or the Audit Committee. Amendments to and waivers of this Code will be publicly disclosed as required by applicable laws and regulations.

XVI.	Compliance with this Code

The Company takes this Code very seriously. You must understand this Code and take responsibility for seeking the advice of your supervisor or other appropriate officials of the Company if you need clarification on any point. Employees who have questions about this Code or wish to make an anonymous report of any suspected or actual violations of this Code are also encouraged to call the Company’s confidential compliance and ethics hotline, as will be established by the Company.

A.	Reporting Violations. If you believe you have violated this Code or any applicable laws or regulations, you must report the violation so that the Company can take appropriate action. The fact that you reported the violation will be given consideration in determining appropriate disciplinary action, if any. In many cases, a prompt report of a violation can substantially reduce the adverse impact of a violation on all involved, on third parties, on the Company and on you. If you become aware that another employee, of whatever level of seniority, has, in all likelihood, violated this Code, including any law or regulation applicable to the Company’s businesses, you are under a duty to report that violation, in order that the Company can take steps to rectify the problem and prevent a recurrence. Violations may be reported to your supervisor, the Human Resources Department, Compliance Officer or the CFO, as appropriate. Such reports will be treated confidentially to the extent possible, and no person will be subject to retaliation for reporting a suspected violation in good faith. Employees are expected to cooperate in internal investigations of misconduct and the Company prohibits retaliation against individuals who cooperate with the investigation of any complaints. Any employee may submit a good-faith concern regarding questionable accounting or auditing matters without fear of dismissal or retaliation of any kind.

B.	Disciplinary Action. The Company intends to use every reasonable effort to prevent the occurrence of conduct not in compliance with this Code and other Company policies, including those outlined in the Company’s Employee Handbook, and to halt any such conduct that may occur as soon as reasonably possible after its discovery. Company employees and officers who violate this Code and other Company policies and procedures may be subject to disciplinary actions, which may include termination. In addition, disciplinary measures will apply to anyone who directs or approves infractions, or has knowledge of them and does not move promptly to correct them in accordance with Company policies. In addition, persons who violate the law during the course of their employment may be subject to criminal and civil penalties, as well as payment of civil damages to others.

The Board shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code by the CEO or the Company’s senior financial officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code and shall include written notices to the individuals involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and termination of the individual’s employment. In determining what action is appropriate in a particular case, the Board or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation appears to have been intentional or inadvertent, whether the individual in question has been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.

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Cepton, Inc. (the “Company”)

Code of Conduct and Ethics

Employee Acknowledgement

I have received a copy and had an opportunity to read the Code of Conduct and Ethics (the “Code”) attached. I understand that I may raise any questions I might have concerning the Code to my supervisor or the Company’s Compliance Officer. I also understand that it is my responsibility to comply with the Code, including the procedures described in the section entitled “Compliance with this Code—Reporting Violations,” and any revisions made to the Code.

Instructions: Carefully read the Code and sign this Acknowledgement form. The signed copy of this Acknowledgment form will be retained in your personnel file. You may retain a copy of your signed Acknowledgement form along with the Code for your records.

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Signature of Employee	Date

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Employee’s Name (Printed)